Jeffrey Turner, Esq.

JDT LEGAL, PLLC

897 Baxter Drive

So. Jordan, UT, 84095

(801) 810-4465

jeff@jdt-legal.com

JANUARY 15, 2020

Attorney Kate McHale

Finance Office Manufacturing

U.S. Securities Exchange Commission

Washington, D.C.20549

Re: Discount Print USA, Inc.

Amendment No. 2 to Offering Circular on Form 1-A

Filed January 3, 2020

File No. 024-11109

Dear Ms. McHale:

On behalf of Discount Print USA, Inc. (the “Company”), we respond as follows to the Staff’s second comment letter, dated January 14, 2020, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Management’s Discussion and Analysis, page 19

1.Please revise MD&A to include a discussion of your results of operations and information regarding your liquidity and capital resources for the interim period ended December 31, 2019. Refer to the Instructions to Item 9(a) and Item 9(b) of Form 1-A.

The ‘Business Development Plan’ and ‘Results of Operations’ sections of the MD&A were updated in the Company’s 1-A/A filed on January 3, 2020. The ‘Liquidity and Capital Resources’ section of the MD&A has now been updated to include a discussion of the Company’s results of operations for the period ended December 31, 2019 as follows:

Liquidity and Capital Resources

From June 17, 2019 (Inception) through June 30, 2019 as reported on the Company’s Audited Financial Statements. (A discussion related to liquidity and capital resources as per the Company’s unaudited financial statements for the six-months ended  December 31, 2019 is included in italics.)

Net cash used in operating activities from June 17, 2019 (inception) through June 30, 2019 was $ 0. As of   June 30, 2019, the Company incurred a net loss of $19,349 which, after adjusting for the issuance of 19,000,000 shares of common stock for services in the amount of $19,000 and an increase in accounts payable of $349, resulted in net cash of $0 being used in operating activities during the period. From July 1, 2019 through December 31, 2019, net cash used in operating activities was ($15,134). For the six-months ended December 31, 2019, the Company incurred a net loss of $12,317 which, after adjusting for accounts payable and accounts payable to related parties, resulted in net cash of ($15,134) being used in operating activities during the six-months ended December 31, 2019.

The Company did not generate cash flows from investing activities from June 17, 2019 (inception) through June 30, 2019. No change for the six-months ended December 31, 2019.

Net cash provided in financing activities from June 17, 2019 (inception) through June 30, 2019 was $1,000.  This cash flow was due to the issuance of 995 shares of Common Stock and 5,000 shares of Preferred stock. Both issuances were for cash. Net cash from financing activities for the six-months ended December 31, 2019 was $14,160. This cash flow represents proceeds from short-term notes payable issued by the Company to fund its current business operations. The notes have maturities of less than 12 months and are accruing interest at varying rates from 10% to 20% per annum. The Company has not defaulted on any of these obligations.

As of June 30, 2019, the Company had $1,000 in cash to fund its operations.  As of December 31, 2019, the Company had $26 in cash to fund its operations. The Company does not believe its current cash balance will be sufficient to allow the Company to fund its planned operating activities for the next twelve months.  The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable.  If the Company is unable to obtain adequate capital, it could be forced to cease operations or substantially curtail some of its planned activities.  These conditions raise substantial doubt as to the Company's ability to continue as a going concern.  The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities should the Company be unable to continue as a going concern.

As the Company continues to incur losses, achieving profitability is dependent on achieving a level of revenues adequate to support the Company's cost structure.  The Company may never achieve profitability, and unless and until it does, the Company will continue to need to raise additional capital.  Management intends to fund future operations through additional private or public equity offering and may seek additional capital through arrangements with strategic partners of from other sources.  There can be no assurances, however, that additional funding will be available on terms acceptable to the Company, or at all.  Any equity financing may be dilutive to existing shareholders.

As of June 30, 2019, the Company had current assets in the amount of $1,000 consisting of cash. As of December 31, 2019, the Company had current assets in the amount of $26 cash.

As of June 30, 2019, the Company had current liabilities in the amount of $349 and these consisted of a balance owed to a related party. Our working capital deficit as of June 30, 2019 was $651. From June 17, 2019 (inception) through June 30, 2019, our operating activities used a net $0 in cash. For the six-months ended December 31, 2019, the Company had current liabilities in the amount of $11,692 consisting primarily of accounts payable and short-term notes payable. The Company’s working capital deficit as of December 31, 2019 was ($11,666). For the six-months ended December 31, 2019, the Company’s operating activities used a net ($15, 134) in cash.

As of June 30, 2019, we had no long-term liabilities. No change for the six-months ended December 31, 2019.

In order to move forward with our business development plan set forth above, we will require additional financing, as allocated in the Use of Proceeds section above.

We will require substantial additional financing, in order to execute our business expansion and development plans and we may require additional financing in order to sustain substantial future business operations for an extended period of time. We currently do not have any firm arrangements for financing and we may not be able to obtain financing when required, in the amounts necessary to execute on our plans in full, or on terms which are economically feasible.

We are currently seeking additional financing. If we are unable to obtain the necessary capital to pursue our strategic plan, we may have to reduce the planned future growth of our operations.

Off Balance Sheet Arrangements

As of June 30, 2019, there were no off balance sheet arrangements. No change for the six-months ended December 31, 2019.

Going Concern

The Company has experienced a net loss and had an accumulated deficit of $31,666 as of December 31, 2019. The success of our business plan during the next 12 months and beyond will be contingent upon generating sufficient revenue to cover our costs of operations and/or upon obtaining additional financing.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings.

The Company is not presently involved in any other legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Interim Financial Statement for the period ended December 31, 2019, page 43

2.We note your financial statements and related notes to the financial statements for the period ended December 31, 2019 have been labeled as pro forma. Please explain to us the nature of the pro forma presentation and why you believe such presentation is appropriate, or revise your description of the financial statements and related notes accordingly.

We have removed the word pro forma from the financial statements and related notes for the period ended December 31, 2019. These documents are now correctly labeled as being unaudited.

Conclusion

The Company is aware of and agrees that Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Company is also aware that following qualification of our Form 1-A, Rule 257 of Regulation A requires it to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please let me know if you need anything further.

Sincerely, JDT LEGAL, PLLC
/s/ Jeff Turner
Jeff Turner jeff@jdt-legal.com